So
3-22-04

UP 3-10-04 *



SEC     04003574     COMMISSION
Washington, D. C. 20549

SEC FILE NUMBER
8 – 19818

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
MAR – 1 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2003** AND ENDING **DECEMBER 31, 2003**

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:                         OFFICIAL USE ONLY

**TRIPP & CO., INC.**                                  FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

**40 RECTOR STREET – 16<sup>TH</sup> FLOOR**

| | | |
|---|---|---|
| **NEW YORK,** | **NEW YORK** | **10006** |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**KEVIN O'CONNOR, PRESIDENT**                   **(212) 608 - 4710**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**LERNER & SIPKIN, CPAs, LLP**

| | | | |
|---|---|---|---|
| 132 Nassau Street, Suite 1023 | New York | NY | 10038 |

     X      **Certified Public Accountant**

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

# OATH OR AFFIRMATION

I, *KEVIN O'CONNOR,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
*TRIPP & CO., INC.,* as of *DECEMBER 31, 2003,*
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____

Signature

_____
Title

X _____
Notary Public

This report** contains (check all applicable boxes):
(x ) (a ) Facing page.
(x ) (b ) Statement of Financial Condition.
(x ) (c ) Statement of Income (Loss).
(x ) (d ) Statement of Cash Flows.
(x ) (e ) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x ) (f ) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x ) (g ) Computation of Net Capital.
(  ) (h ) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(  ) (i ) Information Relating to the Possession or Control requirements under rule 15c3-3.
(  ) (j ) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
(  ) (k ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x ) (l ) An Oath or Affirmation.
(  ) (m) A copy of the SIPC Supplemental Report.
(  ) (n ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x ) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, *KEVIN O'CONNOR,* swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

*TRIPP & CO., INC.,* as of *DECEMBER 31, 2003,*

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:


No Exceptions
-----------------


_____
(Signature)

_____
(Title)

_____
(Notary Public)

**TRIPP & CO., INC.**
**STATEMENT OF FINANCIAL CONDITION**

DECEMBER 31, 2003

## TRIPP & CO., INC.
### STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

## ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 58,153 |
| Securities owned, at market value (Note 3) | 25,364 |
| Secured demand notes receivable from subordinated lenders | |
| (collateralized by securities with a market value of $1,156,937) (Note 5) | 815,000 |
| Deposit with clearing broker | 100,000 |
| Furniture, fixtures, and leasehold improvements - | |
| net of accumulated depreciation of $122,582 (Note 2(c)) | 3,624 |
| Other assets (Note 4) | 234,252 |
| Total assets | $ 1,236,393 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

**Liabilities**

| | |
|---|---:|
| Due to clearing broker | $ 781,072 |
| Accounts payable, accrued expenses and other liabilities | 80,194 |
| Total liabilities | 861,266 |

**Commitments and contingencies** (Notes 6 and 9)

**Liabilities subordinated to claims of general creditors**

| | |
|---|---:|
| Pursuant to subordinated loan agreement (Note 5) | 815,000 |

**Stockholders' Equity** (Note 10)

| | |
|---|---:|
| Preferred stock, 6% cumulative; $1,000 par value; | |
| authorized 2,500 shares; issued and outstanding 655 shares | 655,000 |
| Common stock; par value $10 per share, authorized | |
| 10,000 shares; outstanding 1,804 shares | 18,040 |
| Paid-in capital | 901,701 |
| Retained earnings (deficit) | (2,014,614) |
| Total stockholders' equity | (439,873) |
| Total liabilities and stockholders' equity | $ 1,236,393 |

*The accompanying notes are an integral part of this statement.*

# TRIPP & CO., INC.
## NOTES TO FINANCIAL STATEMENTS
### DECEMBER 31, 2003

**Note 1-**     **Nature of Business**

Tripp & Co., Inc. (The "Company") is a New York State Corporation formed for the purpose of conducting business as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k) (2) (i) exemptive provisions of Rule 15c3-3.

The Company is a wholly owned subsidiary of Tripp Financial Group Ltd.

**Note 2-**     **Summary of Significant Accounting Policies**

*a)*     *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

*b)*     *Marketable Securities*
Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

*c)*     *Depreciation*
Depreciation of furniture, equipment, and programming costs is provided on the straight-line method over the estimated useful lives of the assets ranging from five to ten years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining terms of the lease.

*d)*     *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

**Note 2**     **Summary of Significant Accounting Policies (continued)**

e)     *Income Taxes*
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

f)     *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

**Note 3-**     **Marketable Securities Owned**
Marketable securities owned, at market value, consist of the following:

|                 | Owned    |
|-----------------|----------|
| Equities        | $25,364  |
|                 | $25,364  |

**Note 4-**     **Other Assets**

Included in other assets are advances to officers totaling $113,927. The advances are unsecured and non-interest bearing.

**Note 5-**     **Liabilities Subordinated to the Claims of General Creditors**

The subordinated liabilities, pursuant to secured demand note collateral agreements with related parties, consist of the following:

| Due April 30, 2004, interest at 1%      | $100,000  |
|-----------------------------------------|-----------|
| Due December 31, 2005, interest at 1%   | 350,000   |
| Due January 31, 2007, interest at 1%    | 365,000   |
|                                         | $815,000  |

Note 5-    **Liabilities Subordinated to the Claims of General Creditors (continued)**

The Company has received approval from the National Association of Securities Dealers, Inc. for $815,000 of the subordinated borrowings, and thus this amount is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6-    **Commitments and Contingencies**

*Office*
The Company leases two premises under arrangements expiring July 31, 2009 and May 31, 2005. The aggregate minimum annual rent commitment follows, exclusive of escalation charges:

| Year | Amount |
|------|--------|
| 2004 | $72,902 |
| 2005 | $70,705 |
| 2006 | $66,672 |
| 2007 | $68,557 |
| 2008 | $71,196 |
| Thereafter | $41,531 |

The Company is also leasing office space for two other branch offices on a month-to-month basis. The annual rental approximates $17,400.

Note 7-    **Profit Sharing Plan**

The Company has a voluntary defined contribution profit sharing plan. Annual contributions are at the discretion of management, but may not exceed the amount permitted under the Internal Revenue Code as a deductible expense. No contributions have been made for the year.

The Company has a profit sharing plan pursuant to Section 401 (K) of the Internal Revenue Code, whereby participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

Note 8-    **Income Taxes**

At December 31, 2003, the Company had a net operating loss carryforward of approximately $1,830,000 for income tax purposes. This carryforward will expire in 2018. Since it is doubtful that such carryforward will be utilized in the near term, a valuation allowance of $494,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

Note 9-    **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company may be exposed to a risk of loss not reflected on the accompanying statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 10-    **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2003, the Company's net capital of $132,850 was $32,850 in excess of its required net capital of $100,000. The Company's net capital ratio was 60.36%.

# LERNER & SIPKIN
## CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038    Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Tripp & Co., Inc.
40 Rector Street
New York, NY 10006

Gentlemen:

We have audited the accompanying statement of financial condition of Tripp & Co., Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tripp & Co., Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs LLP
Certified Public Accountants (NY)

New York, NY
February 23, 2004